July 18, 2019

Stephen P. Holt
Chief Financial Officer
MicroVision, Inc.
6244 185th Avenue NE, Suite 100
Redmond, WA 98052

       Re: MicroVision, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           Response dated June 28, 2019
           File No. 001-34170

Dear Mr. Holt:

       We have reviewed your June 28, 2019 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 3, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits

1. Your response to prior comment 1 does not address the financial impact of the five-year license agreement signed in May 2018 and the contract services agreement signed in April
      2017. We note that substantially all of your revenue for the year ended December 31,
      2018 was derived from these agreements. In light of the significance of these agreements to your total revenues and cash flows, please explain how you considered the financial implications in concluding that your business is not substantially dependent on the agreements. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
 Stephen P. Holt
MicroVision, Inc.
July 18, 2019
Page 2

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameStephen P. Holt                         Sincerely,
Comapany NameMicroVision, Inc.
                                                          Division of
Corporation Finance
July 18, 2019 Page 2                                      Office of Electronics
and Machinery
FirstName LastName